Exhibit 99.1

Hanwha SolarOne Reports Fourth Quarter 2012 and Full Year 2012 Results

SHANGHAI, March 18, 2012 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended December 31, 2012. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on March 18, 2012. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FOURTH QUARTER 2012 HIGHLIGHTS

•	Total net revenues were RMB836.7 million (US$134.3 million), a decrease of 13.4% from 3Q12, and a decrease of 14.5% from 4Q11.

•	PV module shipments, including module processing services, were 198.9 MW, a decrease of 17.0% from 239.5 MW in 3Q12, and an increase of 5.2% from 189.1 MW in 4Q11.

•	Average selling price (“ASP”), excluding module processing services, decreased to RMB3.75 per watt (US$0.60) from RMB4.22 per watt in 3Q12, and decreased from RMB6.29 per watt in 4Q11.

•

The Company recorded certain non-cash charges totaling RMB377.5 million (US$60.6 million), including RMB53.9 million (US$8.6 million) from inventory write-down, RMB87.6 million (US$14.1 million) from provisions for doubtful debt of accounts receivable and RMB236.0 million (US$37.9 million) from provisions for advance payments on the Company’s purchase commitment under long-term supply contracts.

•	Gross loss was RMB261.8 million (US$42.0 million), compared with gross loss of RMB56.1 million in 3Q12 and gross loss of RMB604.6 million in 4Q11.

•

Gross margin decreased to negative 31.3%, compared with negative 5.8% in 3Q12, due to both the lower ASP and the non-cash charges from inventory write-down and provisions for advance payments associated with long-term supply contracts. Gross margin in 4Q11 was negative 61.8%. Gross margin excluding the aforementioned provisions would have been negative 2.6% in 4Q12.

•

Operating loss increased by 149.1% to RMB625.8 million (US$100.4 million) from an operating loss of RMB251.2 million in 3Q12, compared to an operating loss of RMB1, 005.2 million in 4Q11. The increase in operating loss in 4Q12 from 3Q12 was primarily due to the significantly higher gross loss and non-cash charge from provisions for doubtful debt of accounts and advance payments on the Company’s purchase commitment under long-term supply contracts..

•	Operating margin decreased to negative 74.8% from negative 26.0% in 3Q12, compared with negative 102.8% in 4Q11.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB650.6 million (US$104.4 million), compared with net loss of RMB301.9 million in 3Q12 and net loss of RMB862.3 million in 4Q11.

•

Net loss per basic ADS on a non-GAAP basis was RMB7.70 (US$1.24), compared with net loss per basic ADS on a non-GAAP basis of RMB3.57 in 3Q12 and net loss per ADS on a non-GAAP basis of RMB10.22 in 4Q11.

•

Net loss attributable to shareholders on a GAAP basis was RMB670.4 million (US$107.6 million), compared with net loss attributable to shareholders on a GAAP basis of RMB322.1 million in 3Q12. The Company recorded a non-cash gain of RMB1.4 million (US$0.2 million) from the change in fair value of the convertible feature of the Company’s convertible bonds as compared to a non-cash gain of RMB1.2 million in 3Q12. Net loss attributable to shareholders on a GAAP basis in 4Q11 was RMB832.9 million, including a non-cash gain of RMB33.2 million from the change in fair value of the convertible feature of the Company’s convertible bonds. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company.

•	Net loss per basic ADS on a GAAP basis was RMB7.93 (US$1.27), compared with net loss per basic ADS on a GAAP basis of RMB3.81 in 3Q12 and net loss per basic ADS on a GAAP basis of RMB9.88 in 4Q11.

•	Annualized Return on Equity (“ROE”) on a non-GAAP basis was negative 97.6% in 4Q12, compared with negative 38.5% in 3Q12 and negative 81.5% in 4Q11.

•	Annualized ROE on a GAAP basis was negative 87.0% in 4Q12, compared to negative 36.0% in 3Q12 and negative 70.6% in 4Q11.

[1]	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

FULL YEAR 2012 HIGHLIGHTS

•	Total net revenues were RMB3, 678.4 million (US$590.4 million), representing a decrease of 42.7% from RMB6,416.5 million in 2011.

•

PV module shipments, including module processing services, reached 829.8 MW, representing a decrease of 1.7% from 844.4 MW in 2011. Module processing services accounted for 4.7% of total revenues in 2012.

•

The Company recorded total non-cash charges of RMB649.7 million (US$104.3 million), including RMB326.1 million (US$52.3 million) from inventory write-down as a result of a lower of cost or market assessment and a regular provision for obsolescence, RMB236.0 million (US$37.9 million) from provisions for advance payments associated with long-term supply contracts, RMB87.6 million (US$14.1 million) from provisions for doubtful debt of accounts receivable and RMB 512.0 million (US$ 82.2 million) was recognized in cost of revenues and RMB137.7 million (US$ 22.1 million) in operating expenses.

•	Gross loss in 2012 was RMB325.5 million (US$52.2 million), compared with a gross loss of RMB217.1 million in 2011.

•	Gross margin was negative 8.8%, compared with negative 3.4% in 2011.

•	Operating loss for 2012 was RMB1, 180.6 million (US$189.5 million), compared with an operating loss of RMB1, 096.4 million in 2011.

•	Operating margin was negative 32.1%, compared with negative 17.1% in 2011.

•	Net loss attributable to shareholders on a non-GAAP basis1 was RMB1, 468.3 million (US$235.7 million), compared with net loss attributable to shareholders of RMB1, 068.5 million in 2011.

•	Net loss per basic ADS on a non-GAAP basis was RMB17.39 (US$1.62), compared with net loss per basic ADS of RMB12.71 in 2011.

•	Net loss attributable to shareholders on a GAAP basis was RMB1, 562.9 million (US$250.9 million), compared with net loss attributable to shareholders of RMB930.1 million in 2011.

•	Net loss per basic ADS on a GAAP basis was RMB18.51 (US$2.97), compared with net loss per basic ADS of RMB11.06 in 2011.

•	ROE on a non-GAAP basis was negative 47.8% in 2012, compared with negative 24.8% in 2011.

•	ROE on a GAAP basis was negative 44.3% in 2012, compared with negative 19.6% in 2011.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, “The year 2012 will be remembered as one of tremendous challenge and change for the solar industry, with significant industry overcapacity and regulatory changes in key markets leading to a slowdown in demand, accompanied by rapidly decelerating prices. Almost all companies, including ours, found it virtually impossible to record profitability in such an operating environment. In spite of the degrading operating environment we faced, our company made significant progress in a number of areas; including bringing greater balance between our OEM model and branded one, diversifying our sales base into new emerging growth markets, improving our non-poly processing cost structure to be competitive with industry leaders, instituted operational efficiencies at our manufacturing sites including enhanced automation, better quality, improved product features and new product introductions, and secured financing from a variety of sources both within and outside mainland China.”

Chairman HONG continued “ Our volumes in the fourth quarter did not reflect the improving demand environment of late as we chose to sacrifice sales at loss making prices and our profitability was impacted by a number of non-cash charges. However, we are well on track to achieving 50% improvement in first quarter 2013 shipment volume and over 50% for the full year. We have good visibility in South Africa and Japan for the first half of this year in particular, and continue to see growing opportunities in China, the US, the Middle East and other emerging markets of importance. Our funding for 2013 is proceeding as planned. Industry prices seem to have stabilized, and we see good opportunities to exploit synergies with our sister company Hanwha Q.CELLS, including a sizeable module tolling business. Profitability will remain challenging for most, if not all of 2013, but we feel confident that we are making good progress on the return to a path of profitability, aided by forecasted improvements in the operating environment and securing the company to challenge for industry leadership longer term.”

FOURTH QUARTER 2012 RESULTS

•

Total net revenues were RMB836.7 million (US$134.3 million), a decrease of 13.4% from RMB966.1 million in 3Q12, and a decrease of 14.5% from RMB978.3 million in 4Q11. The decrease in total net revenues in 4Q12 compared with 3Q12 was primarily due to lower shipments and reduced ASP.

•	PV module shipments, including module processing services, were 198.9 MW, a decrease from 239.5 MW in 3Q12, and an increase from 189.1 MW in 4Q11.

Module revenue by shipping destination Q4 12	Module revenue by shipping destination Q3 12

•

Module shipments to Japan grew from 3% in 3Q12 to 20% in 4Q12 at a good pricing level. The China market remained solid for the Company and increased from 11% in 3Q12 to 15% of module shipments in 4Q12. The dispersion of shipments this quarter saw relatively new and potentially attractive markets come to the forefront with large contributions from Greece (16%), Thailand (8%) and India (6%). Historically strong markets accounted for a smaller proportion of shipments as a result of the aforementioned; shipments from Germany declined to 8% from 39% in 3Q12 as the full effect of the July 1 incentives reductions were felt and the US decreased to 6% this quarter. In 2012, shipments to Europe and Africa (EA) contributed 62% to total module shipments with Asian Pacific (AP) accounting for 24% and North America (NA) 8%.

•	Average selling price (“ASP”), excluding module processing services, decreased to RMB3.75 per watt (US$0.60) from RMB4.22 per watt in 3Q12 and from RMB6.29 per watt in 4Q11.

•	Gross loss of 4Q12 was RMB261.8 million (US$42.0 million), compared with a gross loss of RMB56.1 million in 3Q12 and a gross loss of RMB604.6 million in 4Q11.

•

Gross margin decreased to negative 31.3%, compared with negative 5.8% in 3Q12, due to both the lower ASP and the non-cash charges from inventory write-down and provisions for advance payments on the Company’s purchase commitment under long-term supply contracts. Gross margin in 4Q11 was negative 61.8%.

•

The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.81 (including $0.17 non-cash charges from inventory write-down and provisions for advance payments associated with long-term supply contract), representing a 14.1% increase from US$0.71 in 3Q12. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells. Excluding non-cash charges, the Company would have achieved a 9.9% reduction in blended COGS to $0.64.

•

Operating loss of 4Q12 was RMB625.8 million (US$100.4 million), compared with an operating loss of RMB251.2 million in 3Q12 and an operating loss of RMB1, 005.2 million in 4Q11. Operating margin decreased to negative 74.8% from negative 26.0% in 3Q12, compared to negative 102.8% in 4Q11.

•

Operating expenses as a percentage of total net revenues were 43.5% in 4Q12, compared with 20.2% in 3Q12 and 40.9% in 4Q11. The higher operating expenses in 4Q12 compared with 3Q12 was primarily due to non-cash charges from provisions for doubtful debt of accounts receivable and decrease in revenue.

•	Interest expense was RMB73.9 million (US$11.9 million), compared with RMB79.9 million in 3Q12 and RMB41.7 million in 4Q11.

•

The Company recorded a net gain of RMB19.0 million (US$3.0 million), which combined a foreign exchange gain with a loss from the change in fair value of derivatives. The Company recorded a net gain of RMB18.1 million in 3Q12 and a net loss of RMB0.1 million in 4Q11 for the foreign exchange gain/loss and the gain/loss from change in fair value of derivatives.

•

Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB1.4 million (US$0.2 million), compared with RMB1.2 million in 3Q12 and RMB33.2 million in 4Q11. The fluctuations resulting from the adoption of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax benefit in 4Q12 increased to RMB9.1 million (US$1.5 million), compared with RMB15.8 million in 3Q12 and RMB179.9 million in 4Q11.

•

Net loss attributable to shareholders on a non-GAAP basis1 was RMB650.6 million (US$104.4 million), compared with a net loss attributable to shareholders of RMB301.9 million in 3Q12 and a net loss attributable to shareholders of RMB862.3 million in 4Q11.

•

Net loss per basic ADS on a non-GAAP basis was RMB7.70 (US$1.24), compared with net loss per basic ADS on a non-GAAP basis of RMB3.57 in 3Q12 and net loss per basic ADS on a non-GAAP basis of RMB10.22 in 4Q11.

•

Net loss attributable to shareholders on a GAAP basis was RMB670.4 million (US$107.6 million), compared with net loss attributable to shareholders of RMB322.1 million in 3Q12 and net loss attributable to shareholders of RMB832.9 million in 4Q11.

•	Net loss per basic ADS on a GAAP basis was RMB7.93 (US$1.27), compared with net loss per basic ADS of RMB3.81 in 3Q12 and net loss per basic ADS of RMB9.88 in 4Q11.

•	Annualized ROE on a non-GAAP basis was negative 97.6% in 4Q12, compared with negative 38.5% in 3Q12 and negative 81.5% in 4Q11.

•	Annualized ROE on a GAAP basis was negative 87.0% in 4Q12, compared with negative 36.0% in 3Q12 and negative 70.6% in 4Q11.

FINANCIAL POSITION

As of December 31, 2012, the Company had cash and cash equivalents of RMB676.5 million (US$108.6 million) and net working capital of RMB44.3 million (US$7.1 million), compared with cash and cash equivalents of RMB1,607.2 million and net working capital of RMB915.4 million as of September 30, 2012. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1, 629.6 million (US$261.6 million), compared with RMB1, 917.7 million as of September 30, 2012.

As of December 31, 2012, the Company had total long-term debt of RMB2, 653.7 million (US$425.9 million), which comprised both long-term bank borrowings and convertible notes payable. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 4 years. Holders of the convertible notes have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash used in operating activities in 4Q12 was RMB440.7 million (US$70.7 million), compared with net cash used in operating activities of RMB322.1 million in 3Q12 and net cash generated from operating activities of RMB311.3 million in 4Q11.

As of December 31, 2012, accounts receivable were RMB957.0 million (US$153.6 million), compared with RMB1, 154.6 million as of September 30, 2012 and RMB537.5 million as of December 31, 2011. Day’s sales outstanding (DSO) increased to 164 days in 4Q12 from 126 days in 3Q12 and 82 days in 4Q11. The decline in receivables from 3Q12 to 4Q12 reflects lower shipments and revenues. The increase in DSO reflects longer credit terms to meet industry competitive standards. As of December 31, 2012, inventories increased to RMB838.7 million (US$134.6 million) from RMB757.0 million as of September 30, 2012, and from RMB684.0 million as of December 31, 2011. Day’s inventory was 65 days in 4Q12 compared with 63 days in 3Q12 and 53 days in 4Q11.

Capital expenditures were RMB71.4 million (US$11.5 million) in 4Q12. For full year 2012, total capital expenditures were RMB598.0 million (US$96.0 million).

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has purchased approximately $72 million out of US$172.5 million in face value.

CAPACITY EXPANSION

As of December 31, 2012, the Company had production capacities of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company currently has no near-term plan to add additional capacities. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the first quarter 2013 the Company expects:

•	Module shipments 300MW or above.

For the full year 2013, the Company expects:

•	Module shipments between 1.3-1.5GW of which about 30-35% will be for PV module processing services.

•	Capital expenditures of $50 million depending on demand and other market conditions.

CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year of 2012 results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on March 18, 2013.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. MinSu KIM, President; Mr. Dong Kwan KIM, Chief Strategy Officer; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: 1 866 519 4004

•	U.S. New York local number: 1 718 354 1231

•	International dial-in number: +65 6723 9381

•	China Toll Free Number: 800 819 0121

                                                            400 620 8038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number: 1 866 214 5335

•	International dial-in number: +1 612 8235 5000

Pass code: 55275126

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2012, which was RMB6.2301 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2012 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Building 1, 18th Floor

1199 Minsheng Road, Shanghai, PRC 200135

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31 2011 (Audited) RMB’000	September 31 2012 (Unaudited) RMB’000	December 31 2012 (Unaudited) RMB’000	December 31 2012 (Unaudited) US$’000
ASSETS
Current assets
Cash and cash equivalents	1,976,555	1,607,164	676,476	108,582
Restricted cash	281,626	228,132	150,462	24,151
Derivative contracts	29,091	—	—	—
Accounts receivable, net	537,540	1,154,597	956,969	153,604
Notes receivable	60,208	5,429	2,681	430
Inventories, net	684,049	756,966	838,727	134,625
Advance to suppliers, net	475,645	401,675	166,838	26,779
Other current assets	528,572	344,587	356,784	57,268
Deferred tax assets - net	264,590	249,136	150,297	24,124
Amount due from related parties	241,453	422,205	420,610	67,513
Total current assets	5,079,329	5,169,891	3,719,844	597,076
Non-current assets
Fixed assets - net	4,715,962	4,784,458	4,779,873	767,222
Intangible assets - net	334,987	336,819	335,047	53,779
Deferred tax assets - net	16,493	8,237	107,304	17,224
Long-term deferred expenses	49,702	29,854	25,200	4,045
Long-term prepayment	204,570	176,884	184,065	29,544
Total non-current assets	5,321,714	5,336,252	5,431,489	871,814
TOTAL ASSETS	10,401,043	10,506,143	9,151,333	1,468,890
LIABILITIES
Current liabilities
Derivative contracts	30,670	13,834	17,311	2,779
Short-term bank borrowings	1,764,251	1,459,990	1,162,372	186,574
Long-term bank borrowings, current portion	242,604	457,725	467,204	74,991
Accounts payable	1,024,947	1,076,029	1,061,723	170,418
Notes payable	462,602	641,135	314,517	50,483
Accrued expenses and other liabilities	375,238	364,028	400,537	64,291
Customer deposits	84,871	46,490	36,314	5,829
Unrecognized tax benefit	143,473	143,473	143,473	23,029
Amount due to related parties	42,342	51,815	72,045	11,564
Total current liabilities	4,170,998	4,254,519	3,675,496	589,958
Non-current liabilities
Long-term bank borrowings	1,352,373	2,406,121	2,285,106	366,785
Convertible bonds	498,646	351,778	368,590	59,163
Long term payable	50,000	52,450	50,000	8,026
Deferred tax liabilities	25,387	24,945	24,798	3,980
Total non-current liabilities	1,926,406	2,835,294	2,728,494	437,954
TOTAL LIABILITIES	6,097,404	7,089,813	6,403,990	1,027,912
Redeemable ordinary shares	24	24	24	4
EQUITY
Shareholders’ equity
Ordinary shares	315	316	316	51
Additional paid-in capital	3,996,418	4,002,418	4,004,199	642,718
Statutory reserves	174,456	174,727	174,456	28,002
Retained earnings	132,426	(760,294)	(1,430,433)	(229,600)
Accumulated other comprehensive income	—	(861)	(1,219)	(197)
Total shareholders’ equity	4,303,615	3,416,306	2,747,319	440,974
TOTAL EQUITY	4,303,639	3,416,330	2,747,343	440,978
TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	10,401,043	10,506,143	9,151,333	1,468,890
	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended				For the years ended
	December 31 2011 (Unaudited) RMB’000	September 30 2012 (Unaudited) RMB’000	December 31 2012 (Unaudited) RMB’000	December 31 2012 (Unaudited) US$’000	December 31 2011 (Unaudited) RMB’000	December 31 2012 (Unaudited) RMB’000	December 31 2012 (Unaudited) US$’000
Net revenues	978,272	966,129	836,663	134,293	6,416,485	3,678,380	590,420
Cost of revenues	(1,582,900)	(1,022,182)	(1,098,413)	(176,307)	(6,633,542)	(4,003,885)	(642,667)

Gross profit / (loss)	(604,628)	(56,053)	(261,750)	(42,014)	(217,057)	(325,505)	(52,247)
Operating expenses
Selling expenses	(98,185)	(98,322)	(115,663)	(18,565)	(279,788)	(348,568)	(55,949)
G&A expenses	(145,565)	(73,807)	(221,653)	(35,578)	(396,639)	(415,707)	(66,726)
R&D expenses	(22,071)	(23,001)	(26,709)	(4,287)	(68,217)	(90,820)	(14,578)
Loss on goodwill impairment	(134,735)	—			(134,735)	—	—

Total operating expenses	(400,556)	(195,130)	(364,025)	(58,430)	(879,379)	(855,095)	(137,253)

Operating loss	(1,005,184)	(251,183)	(625,775)	(100,444)	(1,096,436)	(1,180,600)	(189,500)
Interest expenses	(41,732)	(79,876)	(73,927)	(11,866)	(171,059)	(299,515)	(48,075)
Interest income	3,207	5,489	3,237	520	11,763	15,841	2,543
Exchange gain (loss)	(5,029)	25,783	21,669	3,478	(3,965)	8,875	1,425
Gain (loss) on change in fair value of derivative	4,919	(7,667)	(2,688)	(431)	(70,778)	5,326	855
Gain (loss) on change in conversion feature fair value of convertible bond	33,181	1,219	1,411	226	264,384	(5,692)	(914)
Loss on extinguishment of debt	—	(29,054)	—	—	—	(82,713)	(13,276)
Other income	1,808	2,259	2,739	440	5,144	9,265	1,487
Other expenses	(3,986)	(4,880)	(6,150)	(987)	(14,102)	(18,391)	(2,952)

Net loss before income tax	(1,012,816)	(337,910)	(679,484)	(109,064)	(1,075,049)	(1,547,604)	(248,407)
Income tax expenses	179,877	15,776	9,074	1,456	144,945	(15,255)	(2,449)

Net loss	(832,939)	(322,134)	(670,410)	(107,608)	(930,104)	(1,562,859)	(250,856)

Net loss attributable to shareholders	(832,939)	(322,134)	(670,410)	(107,608)	(930,104)	(1,562,859)	(250,856)

Net loss per share
Basic	(1.98)	(0.76)	(1.59)	(0.25)	(2.21)	(3.70)	(0.59)
Diluted	(1.98)	(0.76)	(1.59)	(0.25)	(2.21)	(3.70)	(0.59)

Shares used in computation
Basic	421,676,232	422,255,918	422,565,284	422,565,284	420,325,701	422,167,505	422,167,505
Diluted	421,676,232	422,255,918	422,565,284	422,565,284	420,325,701	422,167,505	422,167,505

Net loss per ADS
Basic	(9.88)	(3.81)	(7.93)	(1.27)	(11.06)	(18.51)	(2.97)
Diluted	(9.88)	(3.81)	(7.93)	(1.27)	(11.06)	(18.51)	(2.97)

ADSs used in computation
Basic	84,335,246	84,451,184	84,513,057	84,513,057	84,065,140	84,433,501	84,433,501
Diluted	84,335,246	84,451,184	84,513,057	84,513,057	84,065,140	84,433,501	84,433,501

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”

	For the three months ended			For the years ended
	December 31, 2011 (Unaudited) RMB’000	September 30, 2012 (Unaudited) RMB’000	December 31, 2012 (Unaudited) RMB’000	December 31, 2012 (Unaudited) US$’000	December 31, 2011 (Unaudited) RMB’000	December 31, 2012 (Unaudited) RMB’000	December 31, 2012 (Unaudited) US$’000
Cash flow from operating activities
Net loss	(832,939)	(322,134)	(670,410)	(107,608)	(930,104)	(1,562,859)	(250,856)
Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	(31,154)	10,911	3,477	558	1,021	15,732	2,524
Amortization of convertible bonds discount	26,133	22,454	18,223	2,925	75,595	88,507	14,207
Changes in fair value of conversion feature of convertible bonds	(33,181)	(1,229)	(1,411)	(226)	(264,384)	5,692	914
Loss on extinguishment of debt	—	29,054	—	—	—	82,713	13,276
Loss from disposal of fixed assets	473	2,986	1,364	219	1,714	8,497	1,364
Depreciation and amortization	52,464	92,769	107,232	17,211	218,641	373,155	59,896
Loss on goodwill impairment	134,735	—	—	—	134,735	—	—
Amortization of long-term deferred expenses	6,129	4,551	4,616	741	11,408	21,577	3,463
Provision for doubtful debt of advance to suppliers	287,749	—	170,012	27,289	287,742	170,012	27,289
Provision for doubtful debt of other receivables	54,456	—	50,048	8,033	54,456	50,048	8,033
Provision for amount due from related party	—	—	15,960	2,562	—	15,960	2,562
Reversal of doubtful debt of advance to suppliers	—	—	—	—	—	—	—
Provision for doubtful debt of accounts receivable	—	—	87,626	14,065	1,778	87,626	14,065
Write down of inventories	305,820	44,916	53,926	8,656	583,097	326,051	52,335
Stock compensation expense	2,208	2,197	1,781	286	38,331	7,782	1,249
Warranty provision	8,641	4,662	6,788	1,090	61,059	25,694	4,124
Warranty reversal	(7,022)	(6,688)	(389)	(62)	(30,615)	(9,958)	(1,598)
Deferred tax benefit	(112,641)	(15,242)	(375)	(60)	(173,303)	22,893	3,675
Unrecognized tax benefit	(26,344)	—	—	—			—
Changes in operating assets and liabilities
Restricted cash	25,974	(44,117)	84,390	13,546	(28,693)	12,379	1,987
Inventory	195,468	(116,995)	(135,687)	(21,779)	(476,373)	(480,729)	(77,162)
Account and notes receivables	726,054	(350,744)	112,392	18,041	693,281	(450,747)	(72,351)
Advance to suppliers and long-term prepayments	124,433	26,088	57,644	9,252	85,883	159,300	25,569
Long-term deferred expenses	(2,322)	—	—	—	(2,322)	(1,484)	(238)
Intangible assets	—	—	—	—	(134,719)	(7,104)	(1,140)
Other current assets	(128,730)	9,550	(62,079)	(9,965)	(206,408)	135,524	21,753
Amount due from related parties	(144,669)	(98,377)	(14,365)	(2,306)	(198,634)	(195,117)	(31,318)
Accounts and notes payable	(360,070)	364,254	(377,764)	(60,635)	381,841	48,150	7,728
Accrued expenses and other liabilities	25,049	31,388	32,706	5,248	(60,025)	17,347	2,784
Customer deposits	25,955	(17,414)	(10,176)	(1,633)	51,333	(48,557)	(7,794)
Amount due to related parties	(11,320)	2,640	26,254	4,214	29,159	29,703	4,768
Long-term payable	—	2,450	(2,450)	(393)	50,000	—	—

Net cash provided (used) in operating activities	311,349	(322,070)	(440,667)	(70,731)	255,494	(1,052,213)	(168,892)

Cash flows from investing activities
Acquisition of fixed assets	(289,902)	(80,052)	(71,423)	(11,464)	(2,400,481)	(597,978)	(95,982)
Change of restricted cash	27,638	1,472	(5,495)	(882)	(37,443)	63,461	10,186

Net cash provided (used) in investing activities	(262,264)	(78,580)	(76,918)	(12,346)	(2,437,924)	(534,517)	(85,796)

Cash flows from financing activities
Proceeds from share lending	—	—	—	—	9	—	—
Proceeds from exercise of stock option	—	—	—	—	1,135	—	—
Payment for repurchase of redeemable ordinary shares	(18)	—	—	—	(18)	—	—
Payment for repurchase of convertible bonds	—	(99,440)	—	—	(16)	(299,271)	(48,036)
Change of restricted cash	(115,000)	417,670	(1,225)	(197)	(115,000)	55,324	8,880
Proceeds from short-term bank borrowings	1,045,751	968,467	100,627	16,152	3,322,480	2,661,172	427,147
Proceeds from long-term bank borrowings	116,515	6,457	—	—	1,594,977	1,369,370	219,799
Payment of short term bank borrowings	(886,711)	(1,029,047)	(398,245)	(63,923)	(1,877,148)	(3,263,051)	(523,756)
Payment for long term bank borrowings	(20,000)	(38,896)	(111,536)	(17,903)	(350,000)	(212,037)	(34,034)
Payment of arrangement fee of long-term loans	(42,586)	(5,188)	(2,596)	(417)	(42,586)	(18,355)	(2,946)
Payment of arrangement fee of short-term loans	(5,625)	(1,474)	(128)	(21)	(5,625)	(6,501)	(1,043)
Net cash provided (used) by financing activities	92,310	218,549	(413,103)	(66,309)	2,528,208	286,651	46,011

Net increase (decrease) in cash and cash equivalents	141,395	(182,101)	(930,688)	(149,386)	345,778	(1,300,079)	(208,677)
Cash and cash equivalents at the beginning of period	1,835,160	1,789,265	1,607,164	257,968	1,630,777	1,976,555	317,259

Cash and cash equivalents at the end of period	1,976,555	1,607,164	676,476	108,582	1,976,555	676,476	108,582

Supplemental disclosure of cash flow information:
Interest paid	(9,609)	51,848	26,421	4,241	54,828	164,536	26,410
Income tax paid	3,442	(10,331)	549	88	152,681	47,212	7,578
Realized gain/(loss) from derivative contracts	(26,235)	3,243	790	127	(69,757)	21,059	3,380
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	85,371	(30,023)	30,816	4,946	446,314	(159,459)	(25,595)

	For the three months ended				For the years ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	(RMB million)	(RMB million)	(RMB million)	(US$ million)	(RMB million)	(RMB million)	(US$ million)
Non-GAAP net loss	(862.3)	(301.9)	(650.6)	(104.4)	(1,068.5)	(1,468.3)	(235.7)
Fair value changes of the conversion features of the Convertible bonds	33.3	1.2	1.4	0.2	264.4	(5.7)	(0.9)
Accretion of interest of the Convertible bonds	(30.2)	(21.4)	(21.2)	(3.4)	(97.5)	(88.9)	(14.3)
Unrecognized tax benefit	26.3	—	—	—	—	—	—
Severance fee to previous senior management	—	—	—	—	(32.6)	—	—
Tax impact of severance fee to previous senior management	—	—	—	—	4.1	—	—

GAAP net loss	(832.9)	(322.1)	(670.4)	(107.6)	(930.1)	(1,562.9)	(250.9)

	For the three months ended				For the years ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(10.22)	(3.57)	(7.70)	(1.24)	(12.71)	(17.39)	(2.79)
Fair value changes of the conversion features of the Convertible bonds	0.39	0.01	0.02	0.01	3.14	(0.07)	(0.01)
Accretion of interest of the Convertible bonds	(0.36)	(0.25)	(0.25)	(0.04)	(1.16)	(1.05)	(0.17)
Unrecognized tax benefit	0.31	—	—	—	—	—	—
Severance fee to previous senior management	—	—			(0.38)	—	—
Tax impact of severance fee to previous senior management	—	—			0.05	—	—

Net loss contributed to shareholders per ADS -Basic	(9.88)	(3.81)	(7.93)	(1.27)	(11.06)	(18.51)	(2.97)

ADS (Basic)	84,335,246	84,451,184	84,513,057	84,513,057	84,065,140	84,433,501	84,433,501

	For three months ended			Annualized for the three months ended			For the twelve months ended	For the twelve months ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012
Non-GAAP Return on Equity	-20.37%	-9.62%	-24.41%	-81.48%	-38.48%	-97.64%	-24.75%	-47.80%
Fair value changes of the conversion features of the Convertible bonds	2.80%	1.21%	3.35%	11.20%	4.84%	13.40%	7.81%	5.99%
Accretion of interest of the Convertible bonds	-0.64%	-0.60%	-0.69%	-2.56%	-2.40%	-2.76%	-2.05%	-2.52%
Unrecognized tax benefit	0.56%	—	—	2.24%	—	—	—	0
Severance fee to previous senior management	—	—	—	—	—	0	-0.69%	0
Tax impact of severance fee to previous senior management	—	—	—	—	—	0	0.09%	0

GAAP Return on equity	-17.65%	-9.01%	-21.75%	-70.60%	-36.04%	-87.00%	-19.59%	-44.33%